EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	3/31/04
Fixed Charges:
Interest on Long-term Debt	$608	$608	$599	$642	$735	$738
Interest on Short-term Debt	149	258	143	62	23	20
Miscellaneous Interest Charges	78	161	133	103	80	89
Estimated Interest Element in Lease Rentals	212	223	222	229	203	203
Preferred Stock Dividends	28	32	15	18	15	12

Total Fixed Charges	$1,075	$1,282	$1,112	$1,054	$1,056	$1,062

Earnings:
Income Before Income Taxes	$1,327	$779	$1,513	$800	$880	$844
Plus Fixed Charges (as above)	1,075	1,282	1,112	1,054	1,056	1,062
Less Undistributed Earnings in Equity Investments	46	46	28	12	10	16

Total Earnings	$2,356	$2,015	$2,597	$1,842	$1,926	$1,890

Ratio of Earnings to Fixed Charges	2.19	1.57	2.33	1.74	1.82	1.77